255 Fiserv Drive Brookfield, WI 53045 262-879-5000 www.fiserv.com

July 3, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Patrick Gilmore

Re:	Fiserv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 1, 2013

File No. 000-14948

Dear Mr. Gilmore:

The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided comments by letter, dated June 24, 2013, regarding the above-referenced filings of Fiserv, Inc. For the Staff’s convenience in reviewing our responses, each comment has been set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 10. Subsidiary Guarantors of Long-Term Debt, page 54

1.	Your disclosure indicates that the Senior Notes are fully and unconditionally guaranteed by certain of the company’s 100% owned domestic subsidiaries. We also note in the related indentures that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing such release provisions in order to clearly describe the qualifications to the subsidiary guarantees.

United States Securities and Exchange Commission

July 3, 2013

Response:

We acknowledge the Staff’s comment and concur that the indentures governing the Senior Notes contain certain provisions under which the guarantees shall automatically terminate or the subsidiary guarantors shall be released and discharged from all obligations. We believe that the circumstances that permit the release of the subsidiary guarantors are among those considered “customary” under Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual. Since these provisions are customarily found in indentures for debt securities of similar issuers and were disclosed in detail to the investors that purchased the Senior Notes through the related prospectuses, beginning in 2007, all of which were filed with the SEC, we did not disclose these release provisions in the footnotes to our consolidated financial statements. However, in light of the Staff’s comment and to clearly describe such qualifications to the subsidiary guarantees, we propose additional disclosure in Note 13 to our consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and in future periodic reports, as follows:

Certain of the Company’s 100% owned domestic subsidiaries (“Guarantor Subsidiaries”) jointly and severally and fully and unconditionally guarantee the Company’s indebtedness under its revolving credit facility and senior notes. Under the indentures governing the senior notes, a guarantee of a Guarantor Subsidiary will terminate upon the following customary circumstances: the sale of such Guarantor Subsidiary if such sale complies with the indenture; if such Guarantor Subsidiary no longer guarantees certain other indebtedness of the Company; or the defeasance or discharge of the indenture.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements (Unaudited)

Note 10. Accumulated Other Comprehensive Loss, page 9

2.	We note the disclosure provided in this footnote regarding the components of accumulated other comprehensive loss. Please tell us what consideration you gave to disclosing the activity related to the changes in the balances of each component of accumulated other comprehensive loss (i.e., current period reclassifications out of accumulated other comprehensive loss and other amounts of current-period other comprehensive income) as required by the amendments to ASC 220-10-45-14A (as illustrated in ASC 220-10-55-15) brought on by ASU No. 2013-02.

Response:

We reviewed ASC 220-10-45-14A and believe the required disclosures were included either within the Consolidated Statements of Comprehensive Income or Note 10 to the consolidated financial statements. However, in light of the Staff’s comment and to further enhance our disclosures, we propose presenting the information in a comprehensive tabular format in Note 10 to our consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and in future periodic reports, as follows:

United States Securities and Exchange Commission

July 3, 2013

10.	Changes in Accumulated Other Comprehensive Loss by Component

(In millions)	Interest Rate Cash Flow Hedges	Foreign Currency Translation	Other	Total
Balance at December 31, 2012	$(57)	$(1)	$(2)	$(60)

Other comprehensive loss before reclassifications	—	(5)	—	(5)
Amounts reclassified from accumulated other comprehensive loss	3	—	—	3

Net current-period other comprehensive loss	3	(5)	—	(2)

Balance at March 31, 2013	$(54)	$(6)	$(2)	$(62)

All amounts are net of tax.

Based on the amounts recorded in accumulated other comprehensive loss at March 31, 2013, the Company estimates that it will recognize approximately $14 million in interest expense during the next twelve months related to settled interest rate hedge contracts.

*     *     *

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

July 3, 2013

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5000.

Very truly yours,

/s/ Thomas J. Hirsch

Thomas J. Hirsch

Executive Vice President,

Chief Financial Officer,

Treasurer and Assistant Secretary

cc:	Jennifer Fugario, Staff Accountant

Foley & Lardner LLP

Benjamin F. Garmer, III

John K. Wilson